Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general and special meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://web.lumiagm.com/124583443 on Wednesday, May 20, 2020 at 4:00 p.m. (Eastern time) for the following purposes:
1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at seven directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan;
6.
considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution approving the amendments to the Company’s long term incentive plan and to approve all unallocated performance share units issuable under the Company’s long term incentive plan;

7.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
8.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.
New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of New Gold’s unwavering commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold will be conducting the Meeting virtually. Shareholders will not be able to attend the Meeting physically. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.
It should be noted that the vast majority of our shareholders vote in advance of the meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change voting by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.
The record date for the Meeting is March 31, 2020. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2019 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/ and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your shares should be directed to New Gold’s proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on May 15, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.
DATED at Toronto, Ontario this 3rd day of April, 2020.
By Order of the Board of Directors

Ian Pearce
Chair of the Board